Exhibit 99.1

 Newater Technology, Inc. Announces to Hold its Annual Meeting of Stockholders on October 30, 2019

Yantai, China, August 22, 2019 -- Newater Technology, Inc. (NASDAQ: NEWA) (“Newater,” “NEWA,” “we,” “our” or the “Company”), a developer, manufacturer and service provider of wastewater filtration products and engineered systems, today announced that its Annual General Meeting of shareholders (the “AGM”) will be held Wednesday, October 30, 2019 at 8:30 a.m. Beijing time/Tuesday, October 29, 2019 at 8:30 p.m. EST at the Company’s new campus located at 1 Ruida Road, Laishan District, Yantai City, Shandong Province, China, 264003. Stockholders of record as of the record date, close of business on September 12, 2019 will be entitled to vote at the AGM.

About Newater Technology, Inc.

Founded in 2012 and headquartered in Yantai, China, Newater, operating its business through its wholly owned subsidiary Yantai Jinzheng Eco-Technology Co., Ltd., is a developer, manufacturer and service provider of wastewater filtration products and engineered systems. NEWA mainly uses Disk Tube Reverse Osmosis (DTRO) technology in wastewater filtration, Minimum Liquid Discharge (MLD) and Zero Liquid Discharge (ZLD). Newater also provides design, consultancy and wastewater treatment services. More information about the Company can be found at www.dtnewa.com.

The Company's core business includes:

-High-efficiency treatment of landfill leachate;

-MLD and ZLD of briny wastewater;

-Separation and reuse of mixed salts from wastewater concentrate;

More information about the Company can be found at: www.dtNEWA.com

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company’s statements regarding its annual meeting are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the water filtration industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Company	Investor Relations

Zhuo Zhang CFO	Ike Ma (Corporate Manager)
Phone: +86 (535) 626-4177	Phone : +86 188-6551-5312
Email: CFO@dtNEWA.com	Email : qlma@jinzhenghb.com